April 13, 2010

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Room 4561
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Voxware, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed September 28, 2009
File No. 000-021403

Dear Mr. Gilmore:

This letter is submitted on behalf of Voxware, Inc. (“Voxware” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated March 30, 2010 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 4. Accounts Payable and Accrued Expenses, page F-13

We note your responses to prior comments 2 through 4 in addition to your response to comment 1 of our letter dated January 7, 2010. Based on your responses to these comments, it appears that the initial accruals recorded, which the company made subsequent adjustments to in the fourth quarter of fiscal year 2008, should be considered accounting errors. Please amend your Form 10-K to restate the financial statements impacted or advise us as to why such a restatement is not necessary. If you believe a restatement of the financial statements is not necessary, provide us with a comprehensive materiality analysis consistent with SABs 99 and 108. Your materiality analysis should address the quantitative impact on your quarterly and annual periods of each error individually and in aggregate, including the impact of the error related to stock-based compensation that was corrected in the fourth quarter of fiscal year 2009.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission March 13, 2010 Page 2

Response:	The Company believes that only two small accruals (as noted in (b) below) were truly accounting errors but were immaterial to warrant a restatement of the financial statements impacted as detailed below:

(a)	As discussed in our January 22, 2010 response, the $147,000 accrual for third party commissions was made because at the time, management was using many third parties to assist in the sales process. The Company paid commissions to many of these third parties. Even though these third parties did not have formal agreements with the Company, management would have paid such commissions if these third parties requested payment. Management accrued costs associated with such third party commissions under FAS # 5 Accounting for Contingencies as it believed it was probable that these third parties would request a commission fee as many other third parties had requested such a fee and were paid, and the commission fees were reasonably estimable at the time. The accrual was reversed due to a change in estimate during the fiscal year 2008.

(b)	We agree that the two items detailed in our February 18, 2010 response were accounting errors that should not have been recorded. The $20,000 credit for the ninth site when only the first eight sites were due a credit was issued in fiscal year 2006 when the Company lost $6.8 million. This credit was an oversight. The $23,000 credit for the potential early payment discount was issued in fiscal year 2007 when the Company lost $1.9 million. We believe these two credits were immaterial for fiscal years 2006 and 2007 under any metric, and the materiality of such credits for fiscal year 2008 will be addressed in our additional responses set forth below.

(c)	The Company accrues professional fees on a monthly basis based on estimates and adjusts the accrual amounts to reflect the actual amounts paid on a quarterly basis. The adjustment was larger than usual during our fiscal quarter ended June 30, 2008 as it was the first year management was required to certify as to the Company’s internal controls and procedures. An outside firm was utilized to assist in the documentation and testing of the Company’s internal controls and procedures, and during the fourth quarter when most of the work was performed, the actual costs incurred were less than those accrued, and therefore, the accrued fees were adjusted to reflect the actual fees incurred. The Company does not believe the adjustment to the professional fees was an accounting error, but rather an adjustment to an estimate that management believed was reasonable at the time of its recording.

(d)	The Company also records SEC compliance related fees on a monthly basis (based on reasonable estimates) and adjusts the accrual to reflect actual SEC compliance related fees on a quarterly basis. The majority of these fees relate to the costs associated with review of the Company’s periodic reports by outside counsel. After William G. Levering, III was hired to perform the duties of Chief Financial Officer in the fourth quarter of fiscal year 2008, his experience allowed the Company to lessen reliance on outside counsel, and thus reduce the actual expenses incurred by the Company in connection with preparing its periodic reports filed during the fourth quarter of fiscal year 2008. As such, the Company does not believe the adjustments to SEC compliance related fees were accounting errors, but rather an adjustment to the estimate based on actual expenses incurred.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission March 13, 2010 Page 3

(e)	As stated in the Company’s January 22, 2010 response letter, the Company performed a detailed review of its travel expenses at June 30, 2008 and adjusted the accrual to reflect the actual expenses incurred. The Company does this on a quarterly basis. Again, the Company does not believe this was an accounting error, but rather an adjustment to the estimate based on actual expenses incurred.

(f)	The Company believes that the adjustment to the inventory reserve for obsolescence of $17,000 is not an error but an adjustment to the estimate. The Company performs this adjustment on a quarterly basis.

Quantitative Results:

The Company determined that the effects of the stock option and accrued expense adjustments on the Company’s financial statements were:

		Three Months Ended			Year Ended
	September 30,	December 31,	March 31,	June 30,	June 30,
	2007	2007	2008	2008	2008
Net income (loss) before adjustments	$454	$(7)	$72	$66	$585
Stock option expense adjustment	$10	$31	$52	$69	$162
Accrued expense adjustments	$-	$-	$-	$43	$43
Net income (loss) after adjustments	$444	$(38)	$20	$(46)	$380

Based upon the table above, net income (loss) decreased from $454,000 to $444,000 for the three months ended September 30, 2007, a change the Company deems to be immaterial on a quantitative basis. Similarly, for the three months ended December 31, 2007, the adjustment takes the Company from a small net loss of $7,000 to a small net loss of $38,000, a change the Company’s deems to be immaterial from a quantitative basis. For the three months ended March 31, 2008, the adjustment would take the Company from a small profit of $72,000 to a small profit of $20,000, a change the Company deems to be immaterial from a quantitative basis based on trends experienced by the Company and discussed in our initial response letter dated January 22, 2010. The three months ended June 30, 2008 was the only period where the adjustments would take the Company from a small profit of $66,000 to a small loss of $46,000. For the year ended June 30, 2008, the net profit would have decreased from $585,000 to $380,000 and the net profit per share on a basic basis would have been reduced from $0.09 to $0.06 per share and on a diluted basis would have been reduced from $0.08 to $0.05 per share. There are no impacts to the balance sheet and no impacts to cash flows from operating activities as a result of the stock option and accrued expenses adjustments. We also believe the total adjustment of $205,000 is immaterial to total accumulated deficit of $74,740,000 (0.3%), total revenue of $23,384,000 (0.9%) and total operating expense of $13,263,000 (1.5%). The Company deems these changes also to be immaterial from a quantitative basis. As discussed in our initial response letter dated January 22, 2010, we believe the qualitative reasons are more important and the quarterly and annual results above do not change that opinion.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission March 13, 2010 Page 4

Qualitative Considerations:

     We believe that as a software company, the Company’s key financial statement metrics are revenue and adjusted net income before non-cash charges. The Company, in its press releases, always discloses non-GAAP income as income after adding back stock-based compensation expense. As a result, a misstatement in stock-based compensation expense does not change the key metrics used by management and other users of the financial statements to evaluate the Company.

     The Company has consistently experienced net losses except for fiscal year 2008. The trend for fiscal years 2005, 2006 and 2007 showed aggregate losses in excess of $10.2 million ($1.5 million for fiscal year 2005, $6.8 million for fiscal year 2006 and $1.9 million for fiscal year 2007). In fiscal year 2008, the Company reported a profit of $585,000. The adjustments would have reduced the profit from $585,000 to $380,000. During fiscal year 2009, the loss would have been reduced from $4.8 million to $4.6 million. Hence, we believe these adjustments would not have impacted the trend in earnings or been material to investors.

     The Company’s stock is held mostly by two large venture capital firms and it is very thinly traded. In our one profitable year of fiscal year 2008, during the 90 days after we announced earnings for that year, we had an average daily trading volume of 900 shares at an average price of $1.42, or a little over $1,000 per day. In the 90 days after we announced a $4.8 million loss for fiscal year 2009, we had an average daily trading volume of 867 shares at an average price of $1.63, or a little over $1,000 per day. We do not believe these adjustments would have impacted any trading from an investor’s standpoint.

2.	As a related matter, describe for us the changes in policies and procedures and the timing of the changes you made for the accrual of expenses and liabilities related to these items.

Response:	There were no changes to the policies and procedures related to the accrual of expenses and liabilities. As set forth above, Mr. Levering was hired as the Company’s Chief Financial Officer in fourth quarter of fiscal year 2008 and conducted a thorough review of all accounts to ensure all accounts were fairly stated at June 30, 2008. The Company does a very thorough review of its financial statements as part of its period end reporting process.

Item 9A(T). Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 29

3.	On page 30 you disclose that there were no changes during the quarter ended June 30, 2009 in your internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. In light of the significant adjustment made during the quarter ended June 30, 2009 to correct errors in prior calculations of stock-based compensation expense, please describe for us the remediating changes to internal controls and procedures made and the timing of these changes. Tell us whether you concluded that the circumstances resulting in the error represent a significant deficiency or material weakness in internal controls over financial reporting and describe your basis for this conclusion.

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101

Securities and Exchange Commission March 13, 2010 Page 5

Response:	During fiscal year 2007 when the Company implemented SFAS 123(R) Share-Based Payments, it utilized outside experts in developing a model that would be used in calculating the monthly stock option expense. Our procedures thereafter, on a quarterly basis, included updating the forfeiture rate for future grants, verifying all grant activity, verifying that the model was calculating the expense properly and performing analytical reviews on the expense amounts to insure that they made sense. However, the model did not factor in adjusting the expense each quarter based on actual forfeitures experienced. The Company has revised the model to account for the actual forfeiture rates experienced. The Company believes it had the proper internal controls in place and does not believe this error in the model was the result of a significant deficiency or material weakness in internal controls.

*  *  *

     The Company acknowledges that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 514-4100 x4150.

Sincerely,

/s/ William G. Levering, III

William G. Levering, III
Vice President and Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP Fax: (609) 919-6701

Corporate Headquarters | 300 American Metro Blvd., Suite 155, Hamilton, NJ 08619 | Tel: 609-514-4100 Fax: 609-514-4101